Exhibit 99.2

THIS PROXY IS SOLICITED ON BEHALF OF

THE BOARD OF DIRECTORS OF

U POWET LIMITED

FOR THE EXTRAODINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 19, 2026

The undersigned shareholder of U Power Limited, a Cayman Islands company (the “Company”), hereby acknowledges receipt of the Notice of Extraordinary General Meeting of shareholders (the “Meeting”) and the Proxy Statement, each dated April [*], 2026, and hereby appoints ____________________________________ of _______________________________ or, if no person is otherwise specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company to be held on May 19, 2026 at 22:30 Beijing Time, at Room 615, Shiwai Taoyuan, Lane 99, Lianxi Road, Beicai Town, Pudong New District, Shanghai, People’s Republic of China, with the ability given to the shareholders to join virtually via live audio webcast at www.virtualshareholdermeeting.com/UCAR2026, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and, (ii) in the discretion of any proxy, if no specification is made below and/or upon such other business as may properly come before the Meeting, as set forth in the Notice of the Meeting and in the Proxy Statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made and the chairman of the Meeting is appointed as proxy, this proxy will be voted FOR the following proposals:

1.	The Increase of Authorized Share Capital

2.	The Adoption of the Fourth Amended and Restated Memorandum and Articles of Association

3.	The Share Consolidation

This proxy should be marked, dated, and signed by the shareholder exactly as his or her name appears on the share certificate and be returned promptly in the enclosed envelope to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. For the proxy to be valid, the duly completed and signed form of proxy must be received no later than 48 hours before the time for the holding of the Meeting or adjourned Meeting in accordance with the Articles of Association of the Company. Any person signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.

Please date, sign, and mail this

proxy card back as soon as possible.

DETACH PROXY CARD HERE

Mark, sign, date and return this proxy card promptly using the enclosed envelope.
Votes must be indicated (x) in Black or Blue ink.

		FOR	AGAINST	ABSTAIN

PROPOSAL NO. 1:	1.

Resolved as an ordinary resolution:

That the authorized share capital of the Company be increased from US$50,000 divided into 399,941,181.2 Class A ordinary shares of a par value of US$0.0001 each (the “Class A Ordinary Shares”), and 100,058,818.8 Class B ordinary shares of a par value of US$0.0001 each (the “Class B Ordinary Shares”) to US$315,000 divided into 3,000,000,000 Class A Ordinary Shares and 150,000,000 Class B Ordinary Shares by creation of authorized but unissued 2,600,058,818.8 Class A Ordinary Shares and 49,941,181.2 Class B Ordinary Shares (the “Increase of Authorized Share Capital”).

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PROPOSAL NO. 2	2.

Resolved as a special resolution:

That the memorandum and articles of association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the fourth amended and restated memorandum and articles of association of the Company to reflect the Increase of Authorized Share Capital.

		FOR	AGAINST	ABSTAIN
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		FOR	AGAINST	ABSTAIN
PROPOSAL NO. 3	3.

Resolved as an ordinary resolution:

That conditional upon the approval of the board of directors in its sole discretion within the period of one (1) calendar year from the date of the meeting, on the date when the closing market price per Class A Ordinary Share is less than US$1.00, or on such date as any director or chief executive officer of the Company deems advisable and may determine in his or her absolute discretion, each one hundred (100), or such lesser whole share amount as the board of directors may determine in its sole discretion, such amount not to be less than twenty (20), Ordinary Shares of a par value of US$0.0001 each be consolidated into 1 (one) Ordinary Share of the Company, with such consolidated shares having the same rights, privileges and restrictions (save as to par value) as the existing shares of such class as set out in the memorandum and articles of association of the Company in effect at the relevant time.

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This proxy card must be signed by the person registered in the register of members at the close of business on April 15, 2026, Eastern Time. In the case of a shareholder that is not a natural person, this proxy card must be executed by a duly authorized officer or attorney of such entity.

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Share Owner signs here	Co-Owner signs here

Date: